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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

 Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934


                                 March 11, 2002

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                                    EIMO OYJ

                          (Eimo Public Limited Company)

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                 (Translation of registrant's name into English)




                              Norokatu 5 Fin-15101

                                 Lahti, Finland

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                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]             Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.    Yes [ ]    No [X]



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                                    Exhibits

99.1 Press Release, released publicly on March 11, 2002 (Notice of the Annual General Meeting of Shareholders and the Proposals of the Board of Directors)



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    EIMO OYJ

                                    By:   /s/ Elmar Paananen
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                                        Name:    Elmar Paananen
                                        Title:   Vice Chairman

Dated:  March 11, 2002



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